Exhibit 21.1

SUBSIDIARIES OF ENVELA CORPORATIONi

On December 31, 2024

Name of Subsidiary	State in Which Organized
Bijoux Exchange, LLC	Delaware
Charleston Gold & Diamond Exchange, Inc.	South Carolina
ELA Consumer, LLC	Delaware
ELA Commercial, LLC	Delaware
Echo Environmental Holdings, LLC	Delaware
Four Nines Stores, LLC	Delaware
ITAD USA Holdings, LLC	Delaware
QOEX, LLC	Texas
Steven Kretchmer, LLC	Delaware

i All of the subsidiaries in the above list are wholly owned, either directly or indirectly, by Envela Corporation. Certain subsidiaries are not listed since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary on December 31, 2024.